February 29, 2012

HORACE L. NASH		EMAIL HNASH@FENWICK.COM Direct Dial (650) 335-7934

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Attn:	Mr. Ethan Horowitz
Branch Chief

Re:	Diamond Foods, Inc.
Form 10-K for the Year Ended July 31, 2011
Filed September 15, 2011
File No. 0-51439

Dear Mr. Horowitz:

Our client Diamond Foods, Inc., a Delaware corporation (“Diamond”), is in the process of preparing its response to your letter to Michael Murphy, Diamond’s Acting Chief Financial Officer, dated February 15, 2012. As we discussed today, Diamond has requested and we understand that you have approved an additional ten business days for it to respond to those comments.

Should you have any questions on this matter, please feel free to contact me at (650) 335-7934, or by email (hnash@fenwick.com). Thank you.

Sincerely,

FENWICK & WEST LLP

/s/ Horace L. Nash

Horace L. Nash